Exhibit 99.1

China Hydroelectric Corporation Regains Compliance with NYSE Continued
Listing Standard For Minimum Share Price; Appoints Yun Pun Wong and
Moonkyung Kim to Audit Committee

NEW YORK, October 9, 2012 /PRNewswire-Asia-FirstCall/ -- China Hydroelectric Corporation (NYSE: CHC, CHCWS) (the “Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China, today announced that it had received notice from the New York Stock Exchange (“NYSE”) on October 8, 2012 that the Company had regained compliance with the NYSE’s continued listing standard that requires that the average closing price of the Company’s American Deposit Shares (“ADS”) not fall below $1.00 per ADS for any consecutive 30-trading-day period.

In addition, the Company also announced that its board of directors has appointed directors Yun Pun Wong and Moonkyung Kim to the Company’s audit committee, to join current audit committee member, Dr. Yong Cao. Yun Pun Wong will also serve as the financial expert and chairman of the audit committee.

About China Hydroelectric Corporation

China Hydroelectric is an owner and operator of small hydroelectric power projects in China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 26 operating hydropower stations in China with total installed capacity of 548 MW, of which it acquired 22 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

For further information about China Hydroelectric, please visit the Company’s website at http://www.chinahydroelectric.com.

For further information, please contact:

Company:	Investor Relations firm:

John E. Donahue, VP of Investor Relations	Scott Powell, Senior Vice President
China Hydroelectric Corporation	MZ Group
Phone: +1-646-467-9810	Phone: +1-212-301-7130
Email: john.donahue@chinahydroelectric.com	Email: scott.powell@mzgroup.us